# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Axiom Intelligence Acquisition Corp 1, CIK 0002057030
CUSIP: G0750N104
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: Berkeley Square House, 2nd Floor, Berkeley Square, London, United Kingdom (X0), W1J 6BD
Date of event which requires filing of this statement: 06/20/2025
Filed by CIK 0002061467
Persons authorized to receive notices and communications: Douglas Ward, Berkeley Square House, 2nd Floor, Berkeley Square, London, United Kingdom (X0), W1J 6BD, 44 20 3973 7928

## Reporting persons
- Axiom Intelligence Holdings 1 LLC (CIK 0002061467): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 7,066,667; shared voting power 0; sole dispositive power 7,066,667; shared dispositive power 0; aggregate amount beneficially owned 7,066,667 (26.1% of the class)
  Comment: Includes 400,000 of the Issuer's Class A ordinary shares, $0.0001 par value ("Class A Ordinary Shares") and 6,666,667 of the Issuer's Class B ordinary shares, $0.0001 par value ("Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-287279). The 400,000 Class A Ordinary Shares are included in units ("Private Placement Units") (each unit consisting of one Class A Ordinary Share and one right to receive one-tenth (1/10) of a Class A Ordinary Share upon the consummation of an initial business combination ("Right")) pursuant to a Private Placement Units Purchase Agreement by and between Axiom Intelligence Holdings 1 LLC (the "Sponsor") and the Issuer.
- Richard H. Dodd (CIK 0002061511): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 7,066,667; sole dispositive power 0; shared dispositive power 7,066,667; aggregate amount beneficially owned 7,066,667 (26.1% of the class)
  Comment: Includes 400,000 Class A Ordinary Shares and 6,666,667 Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-287279). The 400,000 Class A Ordinary Shares are included in Private Placement Units pursuant to a Private Placement Units Purchase Agreement by and between the Sponsor and the Issuer.
- Douglas Ward: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 7,066,667; sole dispositive power 0; shared dispositive power 7,066,667; aggregate amount beneficially owned 7,066,667 (26.1% of the class)
  Comment: Includes 400,000 Class A Ordinary Shares and 6,666,667 Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer's initial business combination on a one-for-one basis, or at any time prior to the Issuer's initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-287279). The 400,000 Class A Ordinary Shares are included in Private Placement Units pursuant to a Private Placement Units Purchase Agreement by and between the Sponsor and the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Axiom Intelligence Acquisition Corp 1
Address of issuer's principal executive offices: Berkeley Square House, 2nd Floor, Berkeley Square, London, United Kingdom (X0), W1J 6BD

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Axiom Intelligence Holdings 1 LLC;

(ii) Richard H. Dodd, the Executive Chairman of the Board of Directors of the Issuer, and a managing member of the Sponsor; and

(iii) Douglas Ward, the Chief Executive Officer and a member of the Board of Directors of the Issuer, and a managing member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The address of the principal business and principal office of each of the Sponsor, Richard H. Dodd and Douglas Ward is Berkeley Square House, 2nd Floor, Berkeley Square, London W1J 6BD, United Kingdom.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's sponsor. Richard H. Dodd is a managing member of the Sponsor and the Executive Chairman of the Board of the Issuer. Douglas Ward is a managing member of the Sponsor and the Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Sponsor is a Delaware limited liability company. Mr. Dodd and Mr. Ward are both citizens of the United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $4,025,000. The source of these funds was the working capital of the Sponsor.

## Item 4. Purpose of Transaction
Purpose of transaction:
In connection with the organization of the Issuer, on January 30, 2025, 6,708,333 Class B Ordinary Shares (after giving effect to a share capitalization), of which 875,000 were subject to forfeiture if the underwriters' over-allotment option was not exercised in full (the "Founder Shares"), were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated as of January 30, 2025 by and between the Sponsor and the Issuer (the "Founder Share Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. On June 20, 2025, simultaneously with the consummation of the Issuer's initial public offering (the "IPO"), 41,666 of the Class B Ordinary Shares were returned by the Reporting Persons to the Issuer for no consideration and cancelled, since the underwriters' over-allotment option was not exercised in full.

On June 20, 2025, simultaneously with the consummation of the IPO, the Sponsor purchased 400,000 Private Placement Units of the Issuer at $10.00 per Private Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated as of June 17, 2025, by and between the Issuer and the Sponsor (the "Private Placement Units Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Private Placement Unit consists of one Class A Ordinary Share and one Right to receive one-tenth (1/10) of a Class A Ordinary Share upon the consummation of an initial business combination (as described more fully in the Issuer's Final Prospectus dated June 17, 2025).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 27,066,667 Ordinary Shares, including 20,400,000 Class A Ordinary Shares and 6,666,667 Class B Ordinary Shares, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on June 26, 2025 are as follows:

Sponsor

Amount beneficially owned: 7,066,667 Percentage: 26.1%

Richard H. Dodd

Amount beneficially owned: 7,066,667 Percentage: 26.1%

Douglas Ward

Amount beneficially owned: 7,066,667 Percentage: 26.1%
Number of shares as to which each person has sole or shared power to vote or dispose:
(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 27,066,667 Ordinary Shares, including 20,400,000 Class A Ordinary Shares and 6,666,667 Class B Ordinary Shares, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on June 26, 2025 are as follows:

Sponsor

Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 7,066,667
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 7,066,667
iv. Shared power to dispose or to direct the disposition of: 0

Richard H. Dodd

Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 7,066,667
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 7,066,667

Douglas Ward

Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 7,066,667
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 7,066,667
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Founder Share Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on January 30, 2025, 6,708,333 Class B Ordinary Shares (after giving effect to a share capitalization), of which up to 875,000 shares were subject to forfeiture if the underwriters' over-allotment option was not exercised in full (the "Founder Shares"), were purchased by the Sponsor for the amount of $25,000, pursuant to the Founder Share Purchase Agreement.

The description of the Founder Share Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.8 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on May 14, 2025 (and is incorporated by reference herein as Exhibit 10.1).

Private Placement Units Purchase Agreement between the Issuer and Sponsor

On June 17, 2025, simultaneously with the consummation of the IPO, the Sponsor purchased 400,000 Private Placement Units pursuant to the Private Placement Units Purchase Agreement. The Private Placement Units and the securities underlying such Private Placement Units are subject to a lock-up provision in the Placement Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter (as defined below).

The description of the Private Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 24, 2025 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On June 17, 2025, in connection with the IPO, the Sponsor, the Issuer and its officers and directors and certain other parties thereto entered into a letter agreement (the "Insider Letter"). Pursuant to the Insider Letter, the Sponsor and the Issuer's officers and directors agreed (A) to vote their Founder Shares, any Ordinary Shares underlying the Private Placement Units and any public shares in favor of any proposed business combination, except that it or he shall not vote any Class A Ordinary Shares that it or he purchased after the Issuer publicly announces its intention to engage in such proposed business combination for or against such proposed business combination, (B) not to propose an amendment to the Issuer's Amended and Restated Memorandum and Articles of Association (i) that would modify the substance or timing of the Issuer's obligation to redeem 100% of the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the IPO, or (ii) with respect to any other provision relating to the rights of holders of Class A Ordinary Shares or pre-initial business combination activity, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer's trust account set up in connection with the IPO (the "Trust Account") including interest earned on the funds held in the Trust Account and net of taxes payable, divided by the number of then outstanding public shares, (C) not to redeem any Ordinary Shares in connection with a shareholder vote to approve the Issuer's proposed initial business combination or a vote to amend the provisions of the Issuer's Amended and Restated Memorandum and Articles of Association relating to shareholders' rights or pre-business combination activity and (D) that the Founder Shares and any Ordinary Shares underlying the Private Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that, in the event of the liquidation of the Trust Account of the Issuer, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person (other than the Company's independent public accountants) who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of taxes payable; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on June 24, 2025 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On June 17, 2025, in connection with the IPO, the Issuer, the Sponsor and other security holders entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights, which will be subject to customary conditions and limitations. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on June 24, 2025 (and is incorporated by reference herein as Exhibit 10.4).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Securities Subscription Agreement, dated as of January 30, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on May 14, 2025).

Exhibit 10.2 Private Placement Units Purchase Agreement, dated as of June 17, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 24, 2025).

Exhibit 10.3 Letter Agreement, dated as of June 17, 2025, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 24, 2025).

Exhibit 10.4 Registration Rights Agreement, dated as of June 17, 2025, by and among the Issuer, the Sponsor and other security holders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 24, 2025).

Exhibit 99.1 Joint Filing Agreement, June 27, 2025, by and among the Reporting Persons.

## Signatures
- Axiom Intelligence Holdings 1 LLC: /s/ Douglas Ward, Douglas Ward as a managing member of Axiom Intelligence Holdings 1 LLC (06/27/2025)
- Richard H. Dodd: /s/ Richard H. Dodd, Richard H. Dodd (06/27/2025)
- Douglas Ward: /s/ Douglas Ward, Douglas Ward (06/27/2025)